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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                           El Paso Energy Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   283905 10 7
            ---------------------------------------------------------
                                 (CUSIP Number)

                                  Joseph Romano
                            1001 McKinney, Suite 1900
                              Houston, Texas 77002
                                 (713) 265-0272
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 25, 1999
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

---------- -------------------------                  --------------------------
CUSIP NO.          283905107
---------- -------------------------                  --------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Selim K. Zilkha, individually and as Trustee of the Selim K. Zilkha Trust

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          SC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

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                                7        SOLE VOTING POWER

                                         14,121,916 shares**
           NUMBER OF            ------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      -0-
            EACH                ------------------------------------------------
          REPORTING             9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                         14,121,916 shares**
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,121,916 shares **
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2% (based upon the number of shares of El Paso common stock outstanding as of August 9, 1999 and the number of shares of Sonat Inc. common stock outstanding as of July 31, 1999)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
**Includes 2,100 shares directly owned by Selim K. Zilkha, options to acquire 3,000 shares directly owned by Selim K. Zilkha, and 14,116,816 shares indirectly owned by Selim K. Zilkha.



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                                  SCHEDULE 13D

---------- -------------------------                  --------------------------
CUSIP NO.          283905107
---------- -------------------------                  --------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         14,116,816 shares
           NUMBER OF            ------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      -0-
            EACH                ------------------------------------------------
          REPORTING             9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                         14,116,816 shares
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,116,816 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2% (based upon number of shares of El Paso common stock outstanding as of August 9, 1999 and the number of shares of Sonat Inc. common stock outstanding as of July 31, 1999)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO; Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                             INTRODUCTORY STATEMENT

               On October 25, 1999, as a result of the consummation of the transactions contemplated by the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, between El Paso Energy Corporation ("El Paso") and Sonat Inc. (the "Second Amended Merger Agreement"), Selim K. Zilkha and the Selim K. Zilkha Trust (together, the "Reporting Persons") received an aggregate of 14,118,916 shares of common stock, par value $3.00 per share, of El Paso ("El Paso Common Stock"). In addition, Selim K. Zilkha was appointed to the board of directors of El Paso and received options to purchase 3,000 shares of El Paso Common Stock in connection with such appointment. This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to reflect the consummation of the merger of Sonat Inc. with and into El Paso (the "Merger"), the Reporting Persons' receipt of El Paso Common Stock in connection therewith, the appointment of Selim K. Zilkha to El Paso's board of directors and his receipt of options to purchase El Paso Common Stock.

               Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1 to this
Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND

               The information required to be filed in response to paragraphs
(a), (b) and (c) of Item 2 with respect to the Reporting Persons is hereby amended and restated as set forth in Schedule I.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is hereby amended and supplemented to include the following:

               The shares of El Paso Common Stock being reported on in this Amendment No. 2 to Schedule 13D were acquired by the Reporting Persons as a result of the consummation of the Merger using the "Parent Merger" structure provided for in the Second Amended Merger Agreement whereby each outstanding share of Sonat Common Stock, including shares held by the Reporting Persons, was converted into the right to receive one share of El Paso Common Stock. In addition, El Paso granted Selim K. Zilkha options to purchase 3,000 shares of El Paso Common Stock in connection with his appointment as a director of El Paso.

ITEM 4.        PURPOSE OF TRANSACTION

               Item 4 is hereby amended and supplemented to include the following:

               On April 30, 1999, Sonat and El Paso entered into the Second Amended Merger Agreement, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of March 13, 1999, between Sonat and El Paso (as previously amended and restated by the First Amended and Restated Agreement and Plan of Merger, the "Merger Agreement"). The Second


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Amended Merger Agreement amended the Merger Agreement to provide that the board of directors of El Paso would be comprised of 12 members, with El Paso designating seven members to serve on the board after the Merger and Sonat designating five members to serve on the board after the Merger.

               The foregoing description of the Second Amended Merger Agreement is qualified in its entirety by reference to the Second Amended Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

               At special meetings of El Paso's and Sonat's respective stockholders on June 10, 1999, the stockholders of both companies voted to approve and adopt the Second Amended Merger Agreement. On October 22, 1999, the Federal Trade Commission formally approved the Merger, contingent upon El Paso's commitment to divest certain assets following the Merger pursuant to the terms of a consent agreement entered into with the Federal Trade Commission.

               On October 25, 1999, the effective time of the Merger, each outstanding share of Sonat Common Stock was converted into the right to receive one share of El Paso Common Stock. In addition, the board of directors of El Paso was expanded to 12 members, and Selim K. Zilkha was appointed as one of the new directors. El Paso will be required to comply with the obligations of Sonat Inc. contained in the Registration Rights Agreement as if El Paso were Sonat Inc., thus giving the Reporting Persons the right, under certain circumstances, to cause El Paso to register the Reporting Persons' sales, if any, of El Paso Common Stock under the Securities Act of 1933, as amended. The Registration Rights Agreement is filed as Exhibit C to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 3, 1998 (File No. 005-35867) with respect to their ownership of Sonat Common Stock and is incorporated herein by reference.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               Item 5 is hereby amended and restated in its entirety as follows:

               (a) El Paso reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 that 117,823,192 shares of El Paso Common Stock were outstanding as of August 9, 1999. Sonat reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 that 110,072,057 shares of Sonat Common Stock were outstanding. The Reporting Persons may be deemed to beneficially own 14,121,916 shares of El Paso Common Stock (including options to acquire 3,000 shares of El Paso Common Stock), or approximately 6.2% of all outstanding shares of El Paso Common Stock based upon publicly available information regarding the outstanding common stock of each company. The number of shares and corresponding percentage of the outstanding shares of El Paso Common Stock each Reporting Person may be deemed to beneficially own is set forth on the cover pages of this Amendment No. 2 to
Schedule 13D. Such information is incorporated herein by reference. Since Selim
K. Zilkha has the sole power to vote and to dispose of shares held by the Selim
K. Zilkha Trust, he is deemed to beneficially own the shares held by the trust. The options owned by Selim K. Zilkha are exercisable


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within 60 days at an exercise price of $42.125 per share, which was the fair market value on the date of grant. The options have a term of 10 years.

               (b) The number of shares of El Paso Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Amendment No. 2 for Schedule 13D, and such information is incorporated herein by reference.

               (c) There have been no reportable transactions with respect to El Paso Common Stock within the last 60 days by either Reporting Person except for the acquisition of beneficial ownership of shares being reported on this Amendment No. 2 to Schedule 13D, which consists of (1) the shares of El Paso Common Stock received by the Reporting Persons in exchange for the shares of Sonat Common Stock owned by them prior to the Merger and (2) the options to acquire 3,000 shares of El Paso Common Stock granted to Selim K. Zilkha in connection with his appointment as a director of El Paso.

               (d) Not applicable.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Item 6 is hereby amended and supplemented to include the following:

               For so long as he serves as a director of El Paso, Selim K. Zilkha will be entitled to participate in the employee benefit plans of El Paso applicable to the company's non-employee directors, including, but not limited to, El Paso's Stock Option Plan for Non-Employee Directors and El Paso's 1995 Compensation Plan for Non-Employee Directors, as such plans may be amended from time to time. Mr. Zilkha may receive additional shares of El Paso Common Stock in the future as a result of his participation in such benefit plans.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               The following are filed herewith or incorporated by reference as exhibits to this Amendment No. 2 to Schedule 13D:

               A. Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc. (incorporated by reference to El Paso's Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-75781), filed with the Securities and Exchange Commission on April 30, 1999).


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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 28, 1999



                                 /s/ SELIM K. ZILKHA
                                 ----------------------------------------------
                                 Selim K. Zilkha, as Trustee of the
                                 Selim K. Zilkha Trust

                                 /s/ SELIM K. ZILKHA
                                 ----------------------------------------------
                                 Selim K. Zilkha


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                                   SCHEDULE I

Name:                 Selim K. Zilkha

Address:              1001 McKinney, Suite 1900
                      Houston, Texas 77002

Occupation:           Investor


Name:                 Selim K. Zilkha Trust

Address:              1001 McKinney, Suite 1900
                      Houston, Texas 77002

Occupation:           N/A



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